UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 4)*

Deltek, Inc.

Common

24784L105

December 31, 2011

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24784L105

1. NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

1818 MASTER PARTNERS, LTD.

Tax ID. 98-0335961

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN

5. SOLE VOTING POWER

0

6. SHARED VOTING POWER

9,536,792

7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

9,536,792

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,536,792

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES* ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

13.687%

12. TYPE OF REPORTING PERSON*

CO

1. NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RICHARD H. WITMER

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

US CITIZEN

5. SOLE VOTING POWER

133,772

6. SHARED VOTING POWER

9,403,020

7. SOLE DISPOSITIVE POWER

133,772

8. SHARED DISPOSITIVE POWER

9,403,020

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,536,792

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES* ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

13.687%

12. TYPE OF REPORTING PERSON*

IN

1. NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

TIMOTHY E. HARTCH

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

US CITIZEN

5. SOLE VOTING POWER

0

6. SHARED VOTING POWER

9,403,020

7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

9,403,020

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,536,792

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES* ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

13.687%

12. TYPE OF REPORTING PERSON*

IN

1. NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BROWN BROTHERS HARRIMAN & CO.

13-4973745

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK

5. SOLE VOTING POWER

0

6. SHARED VOTING POWER

9,536,792

7. SOLE DISPOSITIVE POWER

0

8. SHARED DISPOSITIVE POWER

9,536,792

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,536,792

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES* ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW [9]

13.687%

12. TYPE OF REPORTING PERSON*

HC

Item 1 (a). Name of Issuer:

Deltek, Inc.

Item 1 (b). Address of issuer's principal executive offices:

13880 Dulles Corner Lane

Herndon, VA 20171

Item 2 (a). Name of persons filing:

Brown Brothers Harriman & Co.

on behalf of itself and:

1818 Master Partners, Ltd.

Richard H. Witmer

Timothy E. Hartch

Item 2(b). Address of principal business office:

140 Broadway

New York City, NY 10005

Item 2(c). Citizenship/Place of Organization:

Brown Brothers Harriman & Co., New York

1818 Master Partners, Ltd., Cayman

Richard H. Witmer, United States Citizen

Timothy E. Hartch, United States Citizen

Item 2(d). Title of class of securities:

COMMON (the "Shares")

Item 2(e). CUSIP Number:

24784L105

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership:

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the respective cover pages to this Schedule 13G, which are incorporated herein by reference. By virtue of a resolution adopted by Brown Brothers Harriman & Co. ("BBH&Co.") on May 6, 2003, designating Richard H. Witmer and Timothy E. Hartch, or either of them, as the sole and exclusive persons at BBH&Co. having voting power (including the power to vote or to direct the vote) and investment power (including the power to dispose or to direct the disposition) with respect to all investments of 1818 Master Partners, Ltd. Mssr. Witmer may be deemed to beneficially own 9,536,792 shares and Mssr Hartch may be deemed to beneficially own 9,403,020 shares pursuant to Rule 13d-3 of the Act.

Item 5. Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

The Shares are held by 1818 Master Partners, Ltd. on behalf of investors in 1818 Partners, L.P. To the best of the undersigned's knowledge and belief, no other person has such an economic interest relating to more than 10% of the class of reported shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The securities being reported are beneficially owned by 1818 Master Partners, Ltd., of which Brown Brothers Harriman & Co is a control person based upon its holding of all the voting interests in, and directing the management of, 1818 Master Partners, Ltd. A copy of the Agreement by and among Brown Brothers Harriman & Co., 1818 Master Partners, Ltd., Richard H. Witmer and Timothy E. Hartch authorizing the filing of one Schedule 13G on behalf of each entity or individual is set forth below:

Agreement

The undersigned hereby agree to file jointly the attached statement or amendment on Schedule 13G and any further amendments thereto pursuant to Regulation 13G promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. Such filing shall be made by Brown Brothers Harriman & Co. on its behalf and on behalf of the other parties hereto.

Date: 02/03/12

BROWN BROTHERS HARRIMAN & CO.

By:	/s/ Richard H. Witmer
Name:	Richard H. Witmer
Title:	Partner

1818 MASTER PARTNERS, LTD.

By:	/s/ Richard H. Witmer
Name:	Richard H. Witmer
Title:	Director

RICHARD H. WITMER

By:	/s/ Richard H. Witmer
Name:	Richard H. Witmer, as Partner, Brown Brothers
Harriman & Co., and in individual capacity.

TIMOTHY E. HARTCH

By:	/s/ Timothy E. Hartch
Name:	Timothy E. Hartch, as Partner, Brown Brothers
Harriman & Co., and in individual capacity.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Disclaimer of Beneficial Ownership

The undersigned expressly declare that the filing of this Schedule shall not be construed as an admission that the undersigned are, for purpose of Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13G.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/03/12

BROWN BROTHERS HARRIMAN & CO.

By:	/s/ Richard H. Witmer
Name:	Richard H. Witmer
Title:	Partner

1818 MASTER PARTNERS, LTD.

By:	/s/ Richard H. Witmer
Name:	Richard H. Witmer
Title:	Director

RICHARD H. WITMER

By:	/s/ Richard H. Witmer
Name:	Richard H. Witmer, as Partner, Brown Brothers
Harriman & Co., and in individual capacity.

TIMOTHY E. HARTCH

By:	/s/ Timothy E. Hartch
Name:	Timothy E. Hartch, as Partner, Brown Brothers
Harriman & Co., and in individual capacity.